OMB APPROVAL
                                                         OMB Number:3235-0145
                                                    Expires: October 31, 1997
                                                     Estimated average burden
                                                  hours per response....14.90


                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.  )*

                              Ambanc Holding Co., Inc.
-------------------------------------------------------------------------------

                                  Common Stock
-------------------------------------------------------------------------------

                                  00106110
 -----------------------------------------------------------------------------
                                 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                            (973) 560-1400, Ext.108

-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                August  15, 2000
----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has hled no amendment subsequent thereto reporting beneficial ownership of hve percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.00106110
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman and Associates, L.L.C.    22-3343079
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
                               103,797
NUMBER OF    -------------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    103,797
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     103,797
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  2.12
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP NO.00106110
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman Investment Partnership, L.P.    22-3360395
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                           36,170
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    36,170
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     36,170
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .739
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D
CUSIP NO. 00106110
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman Investment Partnership II, L.P.    22-3603662
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                          30,600
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    30,600
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     30,600
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .625
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D
CUSIP NO.00106110
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Kerrimatt, L.P.     22-3583179
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                           36,750
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    36,750
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     36,750
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .750
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D
CUSIP NO.00106110
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Federal Holdings, L.L.C.     13-3838083
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
 OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                          30,250
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                   30,250
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     30,250
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     .618
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

   SCHEDULE 13D
CUSIP NO. 00106110
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Lawrence B. Seidman    075 38 0679
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                          255,942
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                   255,942
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                             255,942
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      5.23
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

1.  Security and Issuer

The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of Ambanc Holding Co., Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 11 Division Street, Amsterdam, NY 12010.

 2. Identity and Background

(a-c) This statement is being filed by Seidman and Associates L.L.C. ("SAL"), a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Lawrence Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Seidman Investment Partnership, L.P. ("SIP"), a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIP and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Seidman Investment Partnership II, L.P. ("SIPII"), a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIPII and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Kerrimatt, LP (Kerrimatt),a limited partnership formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, West Orange, New Jersey 07052. Pursuant to the Kerrimatt Letter Agreement, Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities until May 2002.

This statement is also being filed by Federal Holdings L.L.C. ("Federal"), a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at One Rockefeller Plaza, 31st Floor, New York, NY 10020. Lawrence B. Seidman is the Manager of Federal and has sole investment discretion and voting authority with respect to such securities. Kevin Moore is the Administrative Manager of Federal.

This statement is also being filed by Lawrence Seidman whose principal office is located at 100 Misty Lane, Parsippany, NJ 07054. Mr. Seidman has sole investment discretion and voting authority for SAL, SIP, SIPII, Kerrimatt and Federal and for Sonia Seidman ("SS"), his wife and Richard and Melissa Baer ("RMB"), Mr. Seidman's clients.

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of Seidman, SAL, SIP, SIPII, Kerrimatt and Federal, is set forth in Exhibit A hereto. Seidman, Federal, Kerrimatt, SAL, SIP and SIPII, shall hereinafter be referred to as "Reporting Persons". The Reporting Persons have formed a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(d-e) During the last five years none of SAL, SALII, SIP, SIPII, Federal, Kerrimatt, SS, RMB and Seidman, or, to the best of their knowledge, any person listed in Exhibit A attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals listed on Exhibit A attached hereto is a citizen of the United States.

3.  Source and Amount of Funds or Other Consideration

The aggregate purchase price of the stock covered by this statement is $3,788,883.73. The purchases of Common Stock by some of the above entities were in margin accounts carried by Bear Stearns Securities Corp. This extension of credit was extended in the ordinary course of business. As of August 21, 2000, there was no margin loan balance outstanding.

4.  Purpose of Transaction

The securities covered by this Statement were acquired for the purpose of investment. The Reporting Persons filing this Statement may decide, jointly or individually, to purchase additional shares of the Common Stock or other securities of the Issuer. In addition the Reporting Persons, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

Mr. Seidman is a member of the Board of Directors of the Issuer and is working with the other members of the Board and the Issuer's management to review ways to maximize shareholder value. The review includes conducting a comprehensive review and analysis of the value that could be achieved as an independent institution versus its value from a sale to a larger institution.

Certain of the Reporting Persons were involved in a proxy contest seeking the election of directors to the Board of Directors of IBSF. These Reporting Persons conducted two proxy contests and during litigation with respect to the results of the second proxy contest the management of IBSF agreed to sell the institution in a stock for stock transaction to Hubco Inc.

In addition certain of the Reporting Persons were involved in two proxy contests involving Wayne Bancorp, Inc. The first proxy contest involved the approval of certain stock plans and option plans for the directors and senior management of Wayne. This proxy contest was resolved prior to a shareholder vote because the respective Reporting Persons agreed to vote for the stock plans and option plans and the Board of Directors of Wayne Bancorp, Inc. agreed to place a representative of the Reporting Persons on the Board. The second proxy contest involved election of directors. During this proxy contest the management of Wayne Bancorp, Inc. announced that Wayne, Bancorp, Inc. would be sold and therefore the Reporting Persons' representative withdrew from seeking election to the Board of Wayne Bancorp, Inc.

In addition certain of the Reporting Persons have filed a Schedule 13D in connection with the common stock of 1st Bergen Bancorp, Inc.which company has been acquired by Kearney Federal Savings Bank.

In addition certain of the Reporting Persons have filed a Schedule 13D in connection with the Common Stock of Eagle BancGroup, Inc.("EGLB") and informally notified the Company that they intended to solicit proxies for two director nominees in opposition to the two management director nominees at the 1999 annual meeting. On June 30, 1999, EGLB announced the sale of the Company to Busey Corporation.

In addition, some of the Reporting Persons filed a Schedule 13D in connection with the Common Stock of CNY Financial Corporation ("CNYF") requesting (i) Board representation and (ii) that CNYF maximize shareholder value. On February 25, 1999, Seidman and certain of the Reporting Persons entered into an Agreement with CNYF, wherein CNYF agreed to increase the size of its Board of Directors by one and add Seidman as a Director. Seidman and the Members of the Committee involved agreed to certain restrictions. The material restrictions in this Agreement established the following undertakings: (i) to not acquire more than 9.9% of the outstanding CNYF stock before its year 2,000 Annual Meeting; (ii) to vote for the CNY stock option and restricted stock plan and amendments thereto;
(iii) to not solicit proxies or submit proposals prior to the year 2000 Annual Meeting; (iv) to vote all shares in favor of Seidman and the two (2) Board Nominees at the 1999 Annual Meeting; and (v) not to do anything indirectly that it could not do directly. Seidman voted his shares in support of CNYF stock based compensation plans and he became a director of CNYF. On December 29, 1999, CNYF agreed to be acquired by Niagara Bancorp, Inc. for $18.75 cash for each CNYF share. The transaction closed on July 7, 2000.

In addition the Reporting Persons have filed a Schedule 13D in connection with the Common Stock of South Jersey Financial Corporation, Inc. ("SJFC") seeking representation on the Board of Directors of SJFC. Certain of the Reporting Persons were involved in a proxy contest seeking to elect two directors to the SJFC Board in opposition to the three management directors. On August 12, 1999, an agreement was reached between SJFC and certain of the Reporting Persons which permitted Seidman and a second proposed Nominee to become directors of SJFC and for Seidman to become a director of South Jersey Savings and Loan Association, the banking subsidiary of SJFC. In addition the Reporting Persons agreed to support the stock option and restricted option plan to be proposed by SJFC at a Special Meeting. On March 15, 2000, SJFC agreed to be acquired by Richmond County Financial Corp. for $20.00 cash for each SJFC share. The transaction closed on July 31, 2000.

In addition, certain of the Reporting Persons were involved in a proxy contest seeking election of two directors to the Board of Directors of Citizens First Financial Corp. ("CBK"). These Reporting Persons were not successful in connection with the proxy contest and the slate proposed by the CBK management was re-elected.

In addition certain of the Reporting Persons conducted a proxy contest to (i) revoke an amendment to the By-Laws of first Federal Savings and Loan of East Hartford ("FFES"), and (ii) to amend two present provisions of the By-Laws of FFES. The Reporting Persons were successful with respect to both issues. The changes to the By-Laws were approved by the Office of Thrift Supervision on August 11, 2000.

In addition, after Mr. Seidman in early March 2000 made a formal request to the Board of Directors of Ambanc Holding Co., Inc. ("AHCI") to be added to the Board, the size of the Board was increased and Mr. Seidman was added to the Board. Mr. Seidman agreed to and did support the re-election of AHCI's slate of directors at the Annual Meeting held on May 26, 2000.

In addition, the Reporting Persons' reserve the right to exercise any and all of their respective rights as stockholders of the Issuer in a manner consistent with their equity interests.

Except as set forth above, neither the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any executive officer or director of the Reporting Persons, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (b) through (j) of Item 4 of
Schedule 13D.

5.  Interest in Securities of the Issuer

(a)(b)(c) As of the close of business on August 18, 2000, the Reporting Persons owned beneficially an aggregate of 255,942 shares of Common Stock, which constituted approximately 5.23% of the 4,893,648 shares of Common Stock outstanding as of August 11, 2000, as disclosed in the Issuer's Form 10Q for the period ended June 30, 2000.

Seidman, individually, in his capacity as the sole shareholder and officer of the corporate general partner of SIP, SIPII, and as the Manager of Federal and SAL, and as the person with investment and voting authority for SS, RMB and Kerrimatt, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) the 255,942 shares of Common Stock which constituted approximately 5.23% of the Issuer's outstanding Common Stock owned individually, and by SS, RMB, SIP, SIPII, SAL, Kerrimatt, and Federal. In total the Reporting Persons have the right to vote and dispose of 255,942 shares of Common Stock of the Issuer.

The schedule attached as Exhibit B describes transactions in the Common Stock effected by the Reporting Persons. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days.

(d)  N/A

(e)  N/A

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein neither the Reporting Persons nor to the best of their knowledge, any of the persons named in Exhibit "A" attached hereto , has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

A. The General Partner of SIP is: Veteri Place Corp; a New Jersey Corporation (Seidman is the sole officer, and shareholder). Seidman through Veteri Place Corp. is entitled to 20% of the profits through Veteri Place Corp. (See Exhibit C for Amended and Restated Agreement of Limited Partnership of Seidman Investment Partnership, L.P.)

B. The General Partner of SIPII is: Veteri Place Corp; a New Jersey Corporation (Seidman is the sole officer, and shareholder). Seidman through Veteri Place Corp. is entitled to 25% of the profits through Veteri Place Corp. (See Exhibit D for Amended and Restated Agreement of Limited Partnership of Seidman Investment Partnership II, L.P.)

C. Seidman is the Managing Member of SAL and Brant Cali is the Managing Member of Seidcal Associates which owns a majority interest in SAL. Seidman is entitled to a 5% of the profits earned by SAL (See Exhibit E for the Operating Agreement for Seidman and Associates, L.L.C.)

D. Mr. Seidman has an agreement with Kerrimatt, L.P., which gives him the complete discretion to vote and dispose of securities of the Issuer owned by Kerrimatt, L.P. (Kerrimatt, L.P. presently owns 36,750shares of the Issuer.) Mr. Seidman is entitled to a percentage of the profits derived from these securities, which is calculated after allowing a return to Kerrimatt, L.P.. (See Exhibit F for the Letter Agreement.)

E. Mr. Seidman has an agreement with Federal which gives him the complete discretion to vote and dispose of securities of the Issuer owned by Federal (Federal presently owns 30,250 shares of the Issuer). Mr. Seidman is entitled to a percentage of the profits derived from these securities which is calculated after allowing a return to Federal. (See Exhibit G for the Operating Agreement for Federal Holdings, LLC and the First and Second Amendment.)

F. None of the partners of SIP, SIPII, Kerrimatt or members of SAL, or SS, RMB or Federal, own any shares of Issuer except as disclosed herein.

The following are certain provisions concerning the division of profits or losses or guarantees of profits with reference to SAL, SIP, SIPII and Federal. In Section 8.1(d) of the operating agreement for SAL, Mr. Seidman is entitled to 5% of the net profits each year and his wife is entitled to 15% of the net profits. In addition Section 11.3(b) in SAL's operating agreement entitles Mr. Seidman to annual compensation of $300,000. Mr. Seidman is also entitled to 20% of the net profits under the agreements with SIP [Section 9(a)(i)],and 25% of the net profits under the agreement with SIP II. [Section 9 (b)]]. Mr. Seidman also gets management or administrative fees based upon the total assets of SIP, Federal and Kerrimatt. In addition Mr. Seidman is also entitled to 25% of the Net Profits under the Agreement with Federal (Second Amendment of the Operating Agreement).

Mr. Seidman is the Manager of Federal and SAL, and is the president of the corporate general partner of SIP and SIPII; and investment manager for Kerrimatt and, in that capacity, Mr. Seidman has the authority to cause those entities to acquire, hold, trade and vote these securities. SAL, Federal, Kerrimatt, SIP and SIPII were all created to acquire, hold and sell publicly traded securities. None of the entities disclosed herein were formed to solely acquire, hold and sell the Issuer's securities. Each of these entities owns securities issued by one or more companies other than Issuer. The members and limited partners in Kerrimatt, Federal, SAL, SIPII and SIP are all passive investors, who do not - and can not - directly or indirectly participate in the management of these entities, including without limitation proxy contests conducted by such entities. Seidman's compensation is, in part, dependent upon the profitability of the operations of these entities, but no provision is made to compensate Seidman solely based upon the profits resulting from transactions from the Issuer's securities.

The voting power over the Issuer's securities is not subject to any contingencies beyond standard provisions for entities of this nature, (i.e., limited partnerships and limited liability companies) which govern the replacement of a manager or a general partner.

Pursuant to Section 16 of the Amended and Restated Agreement of Limited Partnership (Partnership Agreement), Veteri Place Corporation, as of the end of each fiscal quarter shall be entitled to receive an administrative fee equal to a quarter of 1% of SIP's assets. (See Section 16 of the Partnership Agreement Exhibit C, attached hereto and incorporated herein by reference.)

The scheduled term of SIP is until December 1, 2014 unless sooner terminated as provided in the Partnership Agreement. (See Term of Partnership, page 16 of the Partnership Agreement, Exhibit C, attached hereto and incorporated herein by reference.)

The scheduled term of SIPII is until December 31, 2014 unless sooner terminated as provided in the Partnership Agreement. (See Term of Partnership, page 3 of the Partnership Agreement, Exhibit D, attached hereto and incorporated herein by reference.)

SAL's term shall continue in full force and effect until May 1, 2024 unless terminated as provided for in its operating agreement. (See Article 4 - Term and Duration, Exhibit E, attached hereto and incorporated herein by reference.)

Kerrimatt's term shall continue in full force and effect as provided in Letter Agreement attached in Exhibit F. Pursuant to Paragraph 7 of the Letter Agreement, Mr. Seidman is entitled to a quarterly administration fee equal to a
 .25% of 1% of Kerrimatt assets.

Federal's term shall continue in full force and effect until April 30, 2045 as provided for in its operating agreement. (See Article 4 - Term and Duration, Exhibit G, attached hereto and incorporated herein by reference.) Pursuant to
Article 10.1 of the operating agreement, Mr. Seidman's management term expires on June 30, 2000. (See Article 10 and the Second Amendment to Operating Agreement, Exhibit G, attached hereto and incorporated herein by reference.) Pursuant to Article 10.2 of the Operating Agreement, Mr. Seidman is entitled to a quarterly administration fee equal to .25% of 1% of Federal's assets.

7.  Material to be filed as Exhibits

         Exhibit A                  Executive Officers and Director of Reporting
                                    Persons

         Exhibit B                  Stock Purchase Transactions

         Exhibit C                  Amended and Restated Agreement of
                                    Limited Partnership of Seidman Investment
                                    Partnership, L.P. and Amendment #1, #2,
                                    and #3.

         Exhibit D                  Amended and Restated Agreement of
                                    Limited Partnership of Seidman Investment
                                    Partnership II, L.P. and Amendment #1 and
                                    #2.

         Exhibit E                  Operating Agreement for Seidman and
                                    Associates, L.L.C.with First Amendment
                                    and Letter Agreement.

         Exhibit F                  Letter Agreement with Kerrimatt, L.P.

         Exhibit G                  Operating Agreement for Federal Holdings
                                    L.L.C.
                                    First Amendment to Operating Agreement and
                                    Second Amendment to Operating Agreement

         Exhibit H                  Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   8/21/00                    /ss/Lawrence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, Manager
                                             Seidman and Associates, L.L.C.

                   8/21/00                   /ss/Lawrence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, President
                                             of the Corporate General Partner
                                             Seidman Investment Partnership,L.P.
                   8/21/00                   /ss/Lawrence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, President
                                             of the Corporate General Partner
                                             Seidman Investment Partnership II,
                                             L.P.

                   8/21/00                   /ss/Lawrence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, Individually


                   8/21/00                   /ss/Lawrence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, Investment
                                             Manager, Kerrimatt, L.P.

                   8/21/00                   /ss/Lawrence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, Investment
                                             Manager
                                             Federal Holdings, L.L.C.